UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Extraordinary General Meeting of Shareholders

Attached hereto as Exhibit 99.1 is the invitation to the Extraordinary General Meeting of Spark Networks SE (the “Company”) to be held on June 3, 2019, at 10.00 a.m. (CEST) at Ludwig Erhard Haus, Goldberger Saal, Fasanenstraße 85, 10623 Berlin, which invitation was mailed to shareholders of the Company. At the Extraordinary General Meeting, the Company’s shareholders will vote on the approval of matters relating to the previously announced planned acquisition of Zoosk, Inc., and on the election of members to the Administrative Board of the Company. As a foreign private issuer incorporated in Germany, the Company will follow home country shareholder approval requirements relating to the planned acquisition of Zoosk rather than any other NYSE American requirements, as permitted by NYSE American rules.

Filing of Form 20-F

Attached hereto as Exhibit 99.2 is the press release issued by the Company on May 10, 2019 stating that the Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 with the U.S. Securities and Exchange Commission on April 29, 2019, and that upon request the Company will provide a hard copy of its annual report, which contains its audited financial statements, free of charge to its shareholders, ADS holders, and prospective investors.

Exhibit Index

Exhibit No.	Description
99.1	Invitation to the Extraordinary General Meeting of Spark Networks SE
99.2	Press Release Regarding Form 20-F Filing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: May 13, 2019	By:	/s/ Robert O’Hare
Name: Robert O’Hare
Title: Chief Financial Officer